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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                        Commission File Number: 0-29350


                                  VASOGEN INC.
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                (Translation of registrant's name into English)


           2505 Meadowvale Boulevard, Mississauga, Ontario, L5N 5S2
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                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]      Form 40-F [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes   [_]        No    [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

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        On November 9, 2006, Vasogen Inc. announced a public offering of its common shares, warrants to purchase common shares expiring on November 14, 2011 ("Series A Warrants") and warrants to purchase common shares expiring on May 14, 2007 ("Series B Warrants"). In addition, Vasogen Inc. issued warrants to purchase common shares expiring on November 14, 2009 ("Agent Warrant") to Rodman & Renshaw, LLC, who acted as the sole placement agent in connection with this transaction.

        The forms of the Series A Warrants and Series B Warrants, and the Agent Warrant, are attached as Exhibits 99.1, 99.2 and 99.3, respectively, to this report and are incorporated herein by reference.




                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       VASOGEN INC.


Date:  November 27, 2006               By:  /s/ Jacqueline Le Saux
                                            -----------------------------------
                                            Name:  Jacqueline Le Saux
                                            Title: Vice-President, Corporate &
                                                   Legal Affairs

                                 EXHIBIT LIST


EXHIBIT
NUMBER            DESCRIPTION
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99.1              Form of Series A Warrant

99.2              Form of Series B Warrant

99.3              Agent Warrant